Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement, dated November 9, 2022

Registration Statement 333-253873

November 9, 2022

$750,000,000

Ball Corporation

6.875% Senior Notes due 2028

Pricing Supplement, dated November 9, 2022, to the Preliminary Prospectus Supplement, dated November 9, 2022, of Ball Corporation (“Ball”). This Pricing Supplement relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Ball Corporation
Title of Securities:	6.875% Senior Notes due 2028 (the “Notes”)
Principal Amount:	$750,000,000
Ratings*:	Ba1 / BB+
Maturity Date:	March 15, 2028
Coupon:	6.875%
Price to Public:	100.000%
Yield to Maturity:	6.879%
Interest Payment Dates:	January 1 and July 1
Day Count Convention:	360-day year consisting of twelve 30-day months
First Interest Payment Date:	January 1, 2023
Record Dates:	December 15 and June 15
Equity Clawback:	Prior to November 15, 2024, up to 40% of the Notes at a redemption price equal to 106.875% of the aggregate principal amount thereof, plus any accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.
Optional Redemption:

Make-whole call at T+50 basis points prior to November 15, 2024.

On and after November 15, 2024 at the prices set forth below (expressed as percentages of the principal amount), plus any accrued and unpaid interest, if any, to, but excluding, the date of redemption:

Date:	Price:
November 15, 2024	103.438%
November 15, 2025	101.719%
November 15, 2026 and thereafter	100.000%

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs for the Notes, unless Ball has exercised its right to redeem the Notes within 60 days after the Change of Control, Ball will make an offer to each holder of the Notes to repurchase all or any part of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to, but excluding, the date of repurchase.
Trade Date:	November 9, 2022
Settlement Date:

November 25, 2022 (T+10)

Ball expects that delivery of the Notes will be made against payment therefor on or about the tenth business day following the date of confirmation of orders with respect to the Notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

Use of Proceeds:	Ball intends to use the net proceeds from this offering to repay approximately $528 million in principal amount of the its outstanding 4.375% Euro denominated Senior Notes, plus any premium and accrued and unpaid interest, on or before their maturity in December 2023 and approximately $200 million in outstanding borrowings under its U.S. dollar revolving credit facility, with a reduction in commitment. The exact allocation of such proceeds and the time thereof is at the discretion of Ball’s management.
Global Coordinators and Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC
Joint Book-Running Managers:	BNP Paribas Securities Corp. Mizuho Securities USA LLC Morgan Stanley & Co. LLC Rabo Securities USA, Inc. SMBC Nikko Securities America, Inc. UniCredit Capital Markets LLC

Co-managers:

Credit Agricole Securities (USA) Inc.

PNC Capital Markets LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

KeyBanc Capital Markets Inc.

TD Securities (USA) LLC

Academy Securities, Inc.

Barclays Capital Inc.

Capital One Securities, Inc.

HSBC Securities (USA) Inc.

Huntington Securities, Inc.

CUSIP/ISIN Numbers:	CUSIP: 058498 AY2 ISIN: US058498AY23
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. No report of any rating agency is being incorporated by reference herein.

The issuer has filed a registration statement (including a prospectus, dated March 4, 2021) and a preliminary prospectus supplement, dated November 9, 2022, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by emailing BofA Securities, Inc. at dg.prospectus_requests@bofa.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

3